[EMAIL MESSAGE TO EMPLOYEES ANNOUNCING EXCHANGE OFFER]


We are today announcing a voluntary stock option exchange offer for full-time, non-union Qwest employees. You will be able to exchange all or a portion of the stock options that you own that were granted by Qwest with an exercise price of $35 or more, subject to certain conditions. Joe Nacchio will speak about this at 9 a.m. (MST) tomorrow, Nov. 1, in his all employee meeting. Click here for more details http://theq.qwest.net/departments/hr/index.html [link to to HR Web site].